Exhibit 99.1

PRESS RELEASE

Atento Appoints Carlos López-Abadía as Chief Executive Officer and Member of the Board

•	Atento’s Board of Directors has appointed Carlos López-Abadía as new Chief Executive Officer and member of the Board

•

Mr. López-Abadía joins Atento to build upon the successful trajectory of the Company and to expand its market leadership position as provider of digital customer experience and business process solutions

•	Atento is the leading provider of customer experience solutions and business process outsourcing services in Latin America[1] and among the top five largest providers worldwide

•	The Company develops its business activity under the brands Atento and Atento Digital in 13 countries where it serves more than 400 clients and employs over 150,000 people

NEW YORK, January 22, 2019 – Atento S.A. (NYSE: ATTO), the leading provider of customer relationship management and business process outsourcing services in Latin America, and among the top five providers worldwide announces the appointment of Carlos López-Abadía as Chief Executive Officer and member of the Board of Directors. His starting date will be January 28, 2019. Carlos López-Abadía replaces Alejandro Reynal, who steps down as Chief Executive Officer after completing a successful seven year leadership tenure at Atento.

Carlos López-Abadía joins Atento after a successful 30 year career in the technology and consulting industries. Prior to his appointment as Atento’s Chief Executive Officer, he served as DXC Technology’s Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations. Prior experience also includes, Managing Partner at Accenture and leadership positions at Level 3, McKinsey&Co and AT&T.

Atento’s Board of Directors stated, “We are very pleased to have Carlos joining our team. A well respected and successful business leader, Carlos brings extensive and relevant expertise in the areas of technology, consulting and digital transformation at the global level. We are convinced he will build upon the successful trajectory of Atento to reach new milestones for the Company, driving value for our clients, our employees and our shareholders. We would like to wish Carlos all the best in his new role as Chief Executive Officer of our Company and once again thank Alejandro Reynal for his leadership tenure at Atento.”

“I am very honored to join Atento and its superb team of talented and dedicated professionals,” stated Carlos López-Abadía. “Atento has an unrivaled commitment to lead the customer experience and business process solutions industry in its markets while driving value for clients and key stakeholders. This commitment expands into the digital age and disruptive business environment in which companies develop their activity today. I am really thrilled to have the opportunity to lead the team into what I am convinced will be another successful chapter for this great Company”.

Mr. López-Abadía holds an MS in electrical engineering from Purdue University and an MBA from Washington University, where he was a Charles F. Knight Scholar. He has recently been named to the Hispanic IT Executive Council’s HITEC Top 100, Class of 2017-2018, for his career achievements in the ever-changing global landscape of information technology.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services,

[1]

Market share figures for Latin America as stated in the 2017 “Analysis of the Contact Center Outsourcing Services Market in Latin America and the Caribbean, Forecast to 2023” annual study by Frost & Sullivan

Better Experiences. Higher Value

PRESS RELEASE

health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for the fifth time. For more information visit www.atento.com

Media relations

Maite Cordero

+ 34 91 740 74 47

atento.media@atento.com

Investor relations

Shay Chor

+55 11 3293 5926

shay.chor@atento.com

Fernando Schneider

+55 11 3779 0967

fernando.schneider@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements, including as relates to the timing and payment of any dividends, reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Better Experiences. Higher Value